SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             VitaminShoppe.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92848M 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey J. Horowitz
                         Vitamin Shoppe Industries Inc.
                              4700 Westside Avenue
                             North Bergen, NJ 07047
                                 (201) 866-7711
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 2001
            ---------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                           ---------------------------
 CUSIP No. 92848M 10 4                                 Page 2 of 5 Pages
--------------------------                           ---------------------------

--------------------------                           ---------------------------
________________________________________________________________________________
         NAME OF REPORTING PERSON
     1   S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                   Vitamin Shoppe Industries Inc.
________________________________________________________________________________
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
     2                                                                (b) [_]

________________________________________________________________________________
         SEC USE ONLY
     3

________________________________________________________________________________
         SOURCE OF FUNDS
     4
            OO
________________________________________________________________________________
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     5   ITEMS 2(d) or 2(e) [_]

________________________________________________________________________________
         CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            New York
________________________________________________________________________________
    Number of           SOLE VOTING POWER
     Shares        7       13,081,500
  Beneficially
    Owned by    ________________________________________________________________
      Each              SHARED VOTING POWER
    Reporting      8       0
     Person
      With      ________________________________________________________________
                        SOLE DISPOSITIVE POWER
                   9
                           13,081,500
                ________________________________________________________________
                        SHARED DISPOSITIVE POWER
                   10
                           0
________________________________________________________________________________
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
            13,081,500
________________________________________________________________________________
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12  SHARES [_]

________________________________________________________________________________
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
            64.3%
________________________________________________________________________________
         TYPE OF REPORTING PERSON
     14
            CO
________________________________________________________________________________

                                    Preamble
                                    --------

      This Statement relates to the class A common stock, par value of $.0l per share (the "Class A Common Stock"), of VitaminShoppe.com, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of Vitamin Shoppe Industries Inc. (the "Reporting Person") relating to the Issuer filed on December 20, 2000, by amending Items 4 and 7 with the additions as follows:

         The Schedule 13D was filed in connection with the Reporting Person's submission to the Issuer's Board of Directors of a proposal to merge the Issuer with and into the Reporting Person. This Amendment is filed in connection with the Agreement and Plan of Merger (the "Merger Agreement") by and between the Reporting Person and the Issuer, providing for the merger of the Issuer with and into the Reporting Person, pursuant to which the Reporting Person will be the surviving corporation and all of the shares of Class A Common Stock of the Issuer other than those held by the Reporting Person will be converted into the right to receive $1.00 in cash. The value of the merger to the Issuer's stockholders other than the Reporting Person is approximately $7.3 million.

         Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of Transaction.
         -----------------------

         As previously reported in the Schedule 13D, on December 19, 2000, the Reporting Person submitted a letter to the Board of Directors of the Issuer setting forth the Reporting Person's proposal to merge the Issuer with and into the Reporting Person, pursuant to which the Reporting Person would be the surviving corporation and all of the shareholders of the Issuer other than the Reporting Person would receive $1.00 per share in cash. Subsequently, the Reporting Person entered into negotiations with the Board of Directors and a special committee of independent directors (the "Special Committee"). The Special Committee has retained independent financial and legal advisors. Upon successful completion of these negotiations, on January 12, 2001, the Reporting Person and the Issuer executed the Merger Agreement, pursuant to which (and subject to the terms and conditions therein) the Issuer will merge with and into the Reporting Person and all of the shareholders of the Issuer other than the Reporting Person will receive $1.00 per share in cash. A copy of the Merger Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

         On January 12, 2001, the Reporting Person obtained a private equity financing commitment from its majority shareholder, VS LLC, to finance the contemplated merger transaction in an amount sufficient to pay the merger consideration and the costs and expenses related thereto up to $10.0 million. A copy of such commitment letter is attached hereto as Exhibit 6 and is incorporated herein by reference, and the description herein of such commitment letter is qualified in its entirety by reference to such written commitment.

         The Reporting Person intends to take steps necessary to complete the proposed merger transaction. There can be no assurance, however, that such a transaction will be consummated. The proposed merger is subject to a number of conditions, including the approval of the shareholders of the Issuer. In addition, the proposed merger transaction is conditioned on the Reporting Person obtaining the approval of the Reporting Person's senior lenders and its subordinated debt holders.

         If the Reporting Person successfully completes the merger, the Issuer's Class A Common Stock will be delisted from NASDAQ and eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------


           Exhibit No.    Description
           -----------    -----------

                5 Agreement and Plan of Merger, dated January 12, 2001, by and between the Issuer and the Reporting Person.

                6 Commitment for Private Equity Financing, dated January 12, 2001, by and between VS LLC and the Reporting Person.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 12, 2001

                              VITAMIN SHOPPE INDUSTRIES INC.



                              By: /s/ Jeffrey J. Horowitz
                                  -------------------------------------
                                            Jeffrey J. Horowitz
                                            Chairman

                               Index to Exhibits
                               -----------------

           Exhibit No.    Description
           -----------    -----------

                5 Agreement and Plan of Merger, dated January 12, 2001, by and between the Issuer and the Reporting Person.

                6 Commitment for Private Equity Financing, dated January 12, 2001, by and between VS LLC and the Reporting Person.